

May 26, 2015

Via E-mail
Richard J. Campo
Chairman of the Board of Trust Managers and Chief Executive Officer
Camden Property Trust
11 Greenway Plaza, Suite 2400
Houston, Texas 77046

> **Re:** **Camden Property Trust**
> **Form 10-K**
> **Filed February 20, 2015**
> **File No. 001-12110**

Dear Mr. Campo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please advise us whether you consider net operating income and same property net operating income to be key performance indicators. We may have further comment.

Risk Factors, page 3

2. We note that your Geographic Diversification table on page 26 indicates that 18.4% of your real estate assets were concentrated in Washington, D.C. Metro and 9.5% of your real estate assets were concentrated in Houston, Texas. To the extent that you consider this geographic concentration to represent a material risk, please include a risk factor specifically addressing this risk in future Exchange Act periodic reports.

Item 2. Properties, page 8

3.   We note your disclosure to the effect that your operating properties have an average age of 12 years, "calculated on the basis of investment dollars." In future Exchange Act periodic reports, please clarify how this number is calculated.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Completed Construction in Lease-Up, page 24

4.   In future Exchange Act periodic reports, with respect to any disclosure on costs incurred with respect to completed construction in lease-up, please clarify whether costs incurred include leasing costs.

Proxy Statement

General

5.   We were unable to locate the disclosures required by Item 407(d)(4) of Regulation S-K. Please revise your future Exchange Act periodic reports or proxy statements, as applicable, to include such disclosures or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Michael Gallagher
        Senior Vice President - CAO